SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Cablevision Systems Corporation

(Name of Issuer)

Rainbow Media Group Class A Common Stock, $0.01 Par Value

(Title of Class of Securities)

12686C844
(CUSIP Number)

Elizabeth A. Newell
National Broadcasting Company, Inc.
30 Rockefeller Plaza
New York, New York 10112
(212) 664-3307

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                                      March 29, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

(Page 1of 30 pages)

SCHEDULE 13D

CUSIP No. 12686C844	Page 2 of 20

1	NAME OF REPORTING PERSON National Broadcasting Company, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 14-1682529
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,670,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,670,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,670,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%*
14	TYPE OF REPORTING PERSON CO

* The foregoing percentage is based on the number of shares of Rainbow Media Group Class A Common Stock outstanding as of August 3, 2001 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001. If shares of Rainbow Media Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 33.8%.

SCHEDULE 13D

CUSIP No. 12686C844	Page 3 of 20

1	NAME OF REPORTING PERSON General Electric Company S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 14-0689340
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Disclaimed. (See Item 11 below.)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Disclaimed. (See Item 11 below.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by General Electric Company.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see Item 11 above).
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 12686C844	Page 4 of 20

1	NAME OF REPORTING PERSON NBC-Rainbow Holding, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-4089919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,670,681
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,670,681
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,670,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.2%*
14	TYPE OF REPORTING PERSON CO

* The foregoing percentage is based on the number of shares of Rainbow Media Group Class A Common Stock outstanding as of August 3, 2001 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001.  If shares of Rainbow Media Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership is 33.8%.

SCHEDULE 13D

CUSIP No. 12686C844	Page 5 of 20

1	NAME OF REPORTING PERSON National Broadcasting Company Holding, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 13-3448662
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER Disclaimed. (See Item 11 below.)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER Disclaimed. (See Item 11 below.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Not applicable (see Item 11 above).
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

      This Statement on Schedule 13D (this "Statement") relates to the Rainbow Media Group Class A Common Stock, par value $0.01 per share (the "Rainbow Tracking Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 1111 Stewart Avenue, Bethpage, New York 11714.

Item 2. Identity and Background.

      This Statement is being filed by NBC-Rainbow Holding, Inc. ("NBC-Rainbow"), National Broadcasting Company, Inc. ("NBC"), National Broadcasting Company Holding, Inc. ("NBCH") and General Electric Company ("GE"). NBC-Rainbow is a wholly-owned subsidiary of NBC, NBC is a wholly-owned subsidiary of NBCH, and NBCH is a wholly-owned subsidiary of GE. NBC-Rainbow, NBC, NBCH and GE are referred to herein as the Reporting Persons. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 4.

      GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services. NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal business activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBCH is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBCH is a holding company that owns all the common stock of NBC. NBC-Rainbow is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC-Rainbow was formed by NBC to hold the securities relating to NBC's interest in the Rainbow Media Group (as defined herein).

      Set forth on Schedules A, B, C and D to this Statement, and incorporated herein by reference, is the name, business address, present principal occupation or employment, and citizenship of each executive officer and director of NBC-Rainbow, NBC, NBCH and GE, respectively, and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than NBC-Rainbow, NBC, NBCH or GE, as the case may be, for which such information is set forth.

      During the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration.

      On March 29, 2001, pursuant to the terms of a Recapitalization Agreement entered into on October 6, 2000 by and among NBC-Rainbow, CSC Holdings, Inc. ("CSC"), a Delaware corporation and wholly-owned subsidiary of the Issuer, and Rainbow Media Holdings, Inc. ("Holdings"), a Delaware corporation whose entire equity capital is owned by CSC and NBC-Rainbow, NBC-Rainbow exchanged all of its shares of Class C and Class D Common Stock of Holdings for an aggregate of 2,648.25 shares of the Class A Common Stock of Holdings ("Holdings Stock"). Also on March 29, 2001, a Stockholders' Agreement entered into on October 6, 2000 by and among the Issuer, CSC, NBC and NBC-Rainbow and previously filed with the SEC (the "Stockholders' Agreement") became effective, pursuant to the terms of which NBC-Rainbow was granted the right (the "Exchange Right"), which it can exercise once during the last month of any calendar quarter, to acquire shares of Rainbow Tracking Stock through the transfer of any number of the shares of Holdings Stock that it beneficially owns to CSC in exchange for Rainbow Tracking Stock at a fixed exchange rate of 16,868 shares of Rainbow Tracking Stock per share of Holdings Stock (with specified adjustments to the terms of such exchange for a variety of possible corporate transactions affecting Holdings and the Issuer and certain of their securities, including, among others, the exercise of rights of the Issuer to exchange the Rainbow Tracking Stock for shares of Cablevision NY Group Class A Common Stock).

      Because the Exchange Right, a derivative security, gave NBC-Rainbow the right to acquire beneficial ownership of up to 44,670,681 shares (subject to specified adjustments) of Rainbow Tracking Stock (the "Shares") beginning on March 29, 2001, NBC-Rainbow thereby became the beneficial owner of those shares on that date pursuant to Rule 13d-3(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

      Subsequent to the effectiveness of the Exchange Right, on June 29, 2001 and September 28, 2001, NBC-Rainbow exercised the Exchange Right for 2,159,104 shares and 3,491,676 shares, respectively, of Rainbow Tracking Stock, of which NBC-Rainbow is the direct beneficial owner. NBC-Rainbow may also be deemed to be the direct beneficial owner of the remaining 39,019,901 shares of Rainbow Tracking Stock constituting the balance of the Shares for which the Exchange Right may be exercised.

      The foregoing summary of the terms of the Stockholders' Agreement and the Exchange Right is qualified in its entirety by reference to the full text of the Stockholders' Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

Item 4. Purpose of Transaction.

      The Reporting Persons acquired beneficial ownership of the Shares through the Exchange Right as an investment and hold them in the ordinary course of business and not with the purpose or effect of changing the control of the Issuer.

      Each of the Reporting Persons intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, including the possible issuance of debt securities that would be mandatorily exchangeable for Rainbow Tracking Stock (or the cash equivalent thereof) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and would be subject to any limitations or constraints provided for in the Stockholders' Agreement. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

      Other than as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

      (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

      (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. The information set forth or incorporated by reference in Item 3 is also incorporated herein by reference. The Shares represent, on a pro forma basis calculated in accordance with Rule 13d-3 of the Exchange Act, beneficial ownership of approximately 40.2% of the Issuer's issued and outstanding shares of Rainbow Tracking Stock (based on the number of Shares of Rainbow Tracking Stock outstanding on August 3, 2001 as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001) (if shares of Rainbow Media Group Class B Common Stock outstanding as of such date are included in the total number of shares of the class outstanding, the percentage ownership represented by the Shares is 33.8%).

      GE, NBC and NBCH do not directly beneficially own any shares of Rainbow Tracking Stock but may be deemed to be indirect beneficial owners of the 44,670,681 Shares beneficially owned by NBC-Rainbow. GE and NBCH disclaim beneficial ownership of all such Shares.

      At the time of effectiveness of the Exchange Right, NBC and NBC-Rainbow beneficially owned 2,648.25 shares of Holdings Stock that were exchangeable for up to 44,670,681 of the Shares at the fixed exchange rate of 16,868 Shares per share of Holdings Stock. NBC-Rainbow then exercised the Exchange Right on June 29, 2001 by delivering 128 shares of Holdings Stock in exchange for its receipt of 2,159,104 of the Shares. NBC-Rainbow exercised the Exchange Right for a second time on September 28, 2001 by delivering 207 shares of Holdings Stock in exchange for its receipt of 3,491,676of the Shares. Consequently, NBC and NBC-Rainbow currently beneficially own (i) 2313.25 shares of Holdings Stock, (ii) 39,019,901 Shares assuming exercise in full of the Exchange Right with respect to the Holdings Stock , and (iii) 5,650,780 Shares received to date through exercise of the Exchange Right. NBC-Rainbow is a direct beneficial owner of the foregoing shares of stock and GE, NBC and NBCH may be deemed to be indirect beneficial owners. GE and NBCH disclaim beneficial ownership of such shares of Holdings Stock and Shares.

      Except as disclosed in this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A, B, C and D to this Statement beneficially owns any shares of Rainbow Tracking Stock or has the right to acquire any Rainbow Tracking Stock.

      The filing of this Statement shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, beneficial owners of shares of Rainbow Tracking Stock owned by other parties.

      (b) The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in Item 6, NBC-Rainbow has, pursuant to the Stockholders' Agreement, entered into certain arrangements with respect to the voting and disposition of the Shares, except that the arrangements with respect to voting do not restrict voting in the election of directors of the Issuer.

      Except as disclosed in this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A, B, C and D to this Statement presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

      (c) Except as disclosed herein, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedules A, B, C and D to this Statement has effected any transaction in the Rainbow Tracking Stock during the past 60 days.

      (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The response to Item 3 is incorporated herein by reference.

      Except as described below or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedules A, B, C and D to this Statement or between any of the Reporting Persons and any other person or, to the best of their knowledge, any person named in Schedules A, B, C and D to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Stockholders' Agreement

      Under the terms of the Stockholders' Agreement, NBC-Rainbow is obligated to exercise the Exchange Right with respect to all of the Shares on or prior to the earlier of December 31, 2009 or the occurrence of certain transactions involving the disposition of the assets of the Rainbow Media Group (the subset of the businesses and assets of Holdings whose separate economic performance is reflected by the Rainbow Tracking Stock and the Rainbow Media Group Class B Common Stock), the merger of Holdings or the spinoff of the Rainbow Media Group or Holdings to the Issuer's stockholders. Further, NBC and NBC-Rainbow and their affiliates and associates may not purchase or acquire beneficial ownership of any additional shares of the capital stock of either the Issuer or Holdings (other than through the exercise of the Exchange Right) and may not participate in or encourage the formation of a "group" (as the term is used in Rule 13d-5 under the Exchange Act) with respect to such shares or advise, assist, encourage or induce any such actions. Except through the Exchange Right, NBC-Rainbow may not transfer shares of Holdings that it beneficially owns (other than to another wholly-owned subsidiary of NBC) without the Issuer's consent, which the Issuer may grant or withhold in its sole and absolute discretion.

      The Stockholders' Agreement further provides that, during the 12-month period that commenced on March 29, 2001 (the date of the initial distribution of Rainbow Tracking Stock to the Issuer's stockholders), NBC-Rainbow may not transfer (other than to another wholly-owned subsidiary of NBC) any of its shares of Rainbow Tracking Stock received through exercise of the Exchange Right. After such 12-month period has elapsed, NBC-Rainbow may transfer shares of Rainbow Tracking Stock in accordance with applicable securities laws restrictions; provided that, where the transferee intends to hold the shares for investment purposes, (i) any transferee of more than 10% of the Shares must execute an agreement to be bound by the provisions of the Stockholders' Agreement, (ii) any transferee that by virtue of a transfer of shares from NBC-Rainbow would own shares totaling more than 50% of the Shares must execute an agreement to be bound by the provisions of the Stockholders' Agreement and (iii) the Issuer has a right of first refusal, prior to any transfer by NBC-Rainbow of more than 10% of the Shares, at the price established by NBC-Rainbow and the proposed transferee.

      With regard to voting, the Stockholders' Agreement provides that on all matters submitted to a vote of the Issuer's stockholders, other than election of directors, NBC-Rainbow will vote all of its voting securities of the Issuer (including Rainbow Tracking Stock) in the same proportion as the Holders of the Issuer's Class A Common Stock (including Rainbow Tracking Stock) other than AT&T Corp. and any of its affiliates or any group of which such parties or NBC-Rainbow or any of its affiliates are members.

      The foregoing summary of the terms of the Stockholders' Agreement is qualified in its entirety by reference to the full text of the Stockholders' Agreement, a copy of which is included as Exhibit 1 to this Statement and is incorporated herein by reference.

Registration Rights Agreement

      The Issuer and NBC-Rainbow are parties to a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which NBC-Rainbow has demand registration rights and piggyback registration rights with respect to the Rainbow Tracking Stock to be received by it from the exercise of the Exchange Right. NBC-Rainbow has ten demand registrations, five of which may be used for underwritten public offerings (including two demand registrations (one at issuance and one at settlement being deemed one of the two for this purpose) in connection with publicly registered derivative securities) and five of which may be used to consummate negotiated sale or hedging or similar transactions. The Issuer is not obligated to effect more than one demand registration for NBC-Rainbow during any calendar year. These registration rights may be exercised during the period commencing on the first anniversary of the initial distribution of Rainbow Tracking Stock to the Issuer's stockholders on March 29, 2001 and ending on December 31, 2011 (subject to extension for one additional demand request under particular circumstances). The Issuer has agreed to prepare and file a registration statement in connection with any required registration of Rainbow Tracking Stock under the Registration Rights Agreement and to use reasonable efforts to cause the registration statement to become effective.

      The foregoing summary of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 2 to this Statement and is incorporated herein by reference.

Amended and Restated Certificate of Incorporation

      In connection with the creation of Rainbow Tracking Stock, the charter of the Issuer was amended. Under the new Amended and Restated Certificate of Incorporation, the Issuer's Common Stock includes Class A and Class B Common Stock, each with a par value of $.01 per share. The Class A Common Stock consists of two series: (1) Cablevision NY Group Class A Common Stock and (2) the Rainbow Tracking Stock. The Class B Common Stock consists of two series: (1) Cablevision NY Group Class B Common Stock and (2) Rainbow Media Group Class B Common Stock.

      Shares of the Rainbow Tracking Stock, together with shares of the Rainbow Media Group Class B Common Stock (which have rights and interests comparable to shares of the Rainbow Tracking Stock but additional voting power), collectively have dividend, distribution, exchange, redemption, liquidation and other rights related to, and are intended to reflect the separate economic performance of, the businesses and assets included in the Rainbow Media Group. Shares of Cablevision NY Group Class A Common Stock, together with shares of Cablevision NY Group Class B Common Stock (which have rights and interests comparable to shares of Cablevision NY Group Class A Common Stock but additional voting power), collectively have dividend, distribution, exchange, redemption, liquidation and other rights related to, and are intended to reflect the separate economic performance of, the businesses and assets included in the Cablevision NY Group. The Cablevision NY Group means those businesses, assets and liabilities of the Issuer and its subsidiaries, other than the businesses, assets and liabilities that are part of the Rainbow Media Group.

      At every meeting of the stockholders of the Issuer, (1) each share of Cablevision NY Group Class A Common Stock has one vote per share, (2) each share of Cablevision NY Group Class B Common Stock has 10 votes per share, (3) each share of Rainbow Tracking Stock has 1/2 of a vote per share and (4) each share of Rainbow Media Group Class B Common Stock has 5 votes per share. Except in the election of directors of the corporation, the holders of Common Stock vote together as a single class (except that the affirmative vote of 66 2/3% of the outstanding shares of Cablevision NY Group Class B Common Stock or Rainbow Media Group Class B Common Stock, as the case may be, is required for certain changes affecting those shares). Based upon the number of outstanding shares of each class and series of the Issuer's Common Stock as of August 3, 2001 (as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001), and assuming full exercise of the Exchange Right by NBC-Rainbow for all of the Shares, the voting power of the Reporting Persons would equal 3.1% of all votes that would be cast by holders of Common Stock voting together as a single class.

      With respect to the election of directors of the Issuer, based upon the number of outstanding shares of each class of the Issuer's Common Stock as of August 3, 2001, holders of Cablevision NY Group Class A Common Stock and Rainbow Tracking Stock vote together as a separate class to elect 25% of the Board of Directors of the Issuer, and the holders of Cablevision NY Group Class B Common Stock and Rainbow Media Group Class B Common Stock vote together as a separate class to elect the remaining 75% of the Board of Directors of the Issuer. The Chairman of the Issuer, Charles F. Dolan, and trusts for the benefit of members of his family, together own shares of Cablevision NY Group Class B Common Stock and Rainbow Media Group Class B Common Stock having the power to elect all of the Class B directors. Based upon the number of outstanding shares of each of the two series of the Issuer's Class A Common Stock as of August 3, 2001 (as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 2001), and assuming full exercise of the Exchange Right by NBC-Rainbow for all of the Shares, the voting power of the Reporting Persons would equal 11.8% of all votes that would be cast by holders of the Issuer's Class A Common Stock voting together as a single class to elect Class A directors.

      Under the Amended and Restated Certificate of Incorporation of the Issuer, if the aggregate number of outstanding shares of the Issuer's Class A Common Stock becomes less than 10% of the total aggregate number of outstanding shares of Common Stock, then the holders of the Common Stock will vote together as a single class with respect to the election of the Common Stock directors, and the holders of Class A Common Stock will not have the right to elect 25% of the Common Stock directors voting together as a separate class. Further, if the aggregate number of outstanding shares of Class B Common Stock becomes less than 12 1/2% of the total aggregate number of outstanding shares of Common Stock, then the holders of Class A Common Stock, voting together as a separate class, will continue to elect a number of directors equal to not less than 25% of the total number of Common Stock directors and, in addition, will vote together with the holders of Class B Common Stock, as a single class, to elect the remaining Common Stock directors.

      The foregoing summary of the terms of the Amended and Restated Certificate of Incorporation is qualified in its entirety by reference to the full text of the Amended and Restated Certificate of Incorporation, a copy of which is included as Exhibit 3 to this Statement and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1

Stockholders' Agreement, entered into as of October 6, 2000, by and among Cablevision Systems Corporation, CSC Holdings, Inc., National Broadcasting Company, Inc. and NBC-Rainbow Holding, Inc. (Incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of Cablevision Systems Corporation for the Year Ended December 31, 2000)

2

Registration Rights Agreement, dated as of October 6, 2000, between Cablevision Systems Corporation and NBC-Rainbow Holding, Inc. (Incorporated by reference to Exhibit 10.43 to the Annual Report on Form 10-K of Cablevision Systems Corporation for the Year Ended December 31, 2000)

3

Amended and Restated Certificate of Incorporation of Cablevision Systems Corporation (Incorporated by reference to Annex 2 to the Proxy Statement, dated October 10, 2000, as supplemented, of Cablevision Systems Corporation)

4

Joint Filing Agreement, dated as of October 16, 2001, by and between General Electric Company, National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc. and NBC-Rainbow Holding, Inc.

                                    SIGNATURE

              After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:

October 16, 2001                GENERAL ELECTRIC COMPANY

                                By: /s/    Robert E. Healing
                                    Name:  Robert E. Healing
                                    Title:   Corporate Counsel

October 16, 2001                NATIONAL BROADCASTING COMPANY, INC.

                                By: /s/  Elizabeth A. Newell
                                    Name:  Elizabeth A. Newell
                                    Title:  Assistant Secretary

 October 16, 2001               NATIONAL BROADCASTING COMPANY    HOLDING, INC.

                                By: /s/  Elizabeth A. Newell
                                    Name:  Elizabeth A. Newell
                                    Title:  Assistant Secretary

October 16, 2001                NBC-RAINBOW HOLDING, INC.

                                By: /s/  Elizabeth A. Newell
                                    Name: Elizabeth A. Newell
                                    Title:  Assistant Secretary

                                                                      SCHEDULE A

             Additional Information Concerning the Reporting Persons

                            GENERAL ELECTRIC COMPANY

                                    DIRECTORS

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------

J.I.Cash, Jr.      Harvard Business School                             Professor of Business
                   Morgan Hall                                         Administration-Graduate
                   Soldiers Field Road                                 School of Business
                   Boston, MA 02163                                    Administration, Harvard
                                                                       University

S.S. Cathcart      222 Wisconsin Avenue                                Retired Chairman,
                   Suite 103                                           Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

P. Fresco          Fiat SpA                                            Chairman of the Board,
                   via Nizza 250                                       Fiat SpA
                   10126 Torino, Italy

A. M. Fudge        4 Lowlyn Road                                       Former Executive Vice President
                   Westport, CT  06880                                 Kraft Foods, Inc.

C.X. Gonzalez      Kimberly-Clark de Mexico,                           Chairman of the Board
                   S.A. de C.V.                                        and Chief Executive Officer,
                   Jose Luis Lagrange 103,                             Kimberly-Clark de Mexico,
                   Tercero Piso                                        S.A. de C.V.
                   Colonia Los Morales
                   Mexico, D.F. 11510, Mexico

J. R. Immelt       General Electric Company                            Chairman of the Board
                   3135 Easton Turnpike                                and Chief Executive
                   Fairfield, CT 06431                                 Officer, General Electric
                                                                       Company

A. Jung            Avon Products, Inc.                                 President and Chief
                   1345 Avenue of the Americas                         Executive Officer,
                   New York, NY  10105                                 Avon Products, Inc.

                 GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
K.G. Langone       Invemed Associates, Inc.                            Chairman, President and Chief
                   375 Park Avenue                                     Executive Officer,
                   New York, NY  10152                                 Invemed Associates, Inc.

R.B. Lazarus       Ogilvy & Mather Worldwide                           Chairman and Chief
                   309 West 49th Street                                Executive Officer
                   New York, NY 10019-7316

S.G. McNealy       Sun Microsystems, Inc.                              Chairman, President and Chief
                   901 San Antonio Road                                Executive Officer,
                   Palo Alto, CA 94303-4900                            Sun Microsystems, Inc.

G.G. Michelson     Federated Department Stores                         Former Member of the
                   151 West 34th Street                                Board of Directors,
                   New York, NY 10001                                  Federated Department
                                                                       Stores

S. Nunn            King & Spalding                                     Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

R.S. Penske        Penske Corporation                                  Chairman of the Board
                   13400 Outer Drive, West                             and President, Penske
                   Detroit, MI 48239-4001                              Corporation

F.H.T. Rhodes      Cornell University                                  President Emeritus,
                   3104 Snee Building                                  Cornell University
                   Ithaca, NY 14853

G. L. Rogers       General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company

A.C. Sigler        Champion International                              Retired Chairman of the
                   Corporation                                         Board and CEO
                   1 Champion Plaza                                    and former Director,
                   Stamford, CT 06921                                  Champion International
                                                                       Corporation

D.A. Warner III    J. P. Morgan Chase & Co.,                           Chairman of the Board
                   The Chase Manhattan Bank and
                   Morgan Guaranty Trust Co. of New York
                   270 Park Avenue
                   New York, NY 10017-2070

                 GENERAL ELECTRIC COMPANY DIRECTORS (CONTINUED)

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.

                                   Citizenship

                    P. Fresco                              Italy
                    C. X. Gonzalez                         Mexico
                    Andrea Jung                            Canada
                    All Others                             U.S.A.

                   GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
J.R. Immelt        General Electric Company                            Chairman of the Board and
                   3135 Easton Turnpike                                Chief Executive Officer
                   Fairfield, CT 06431

P.D. Ameen         General Electric Company                            Vice President and Comptroller
                   3135 Easton Turnpike
                   Fairfield, CT 06431

J.R. Bunt          General Electric Company                            Vice President and Treasurer
                   3135 Easton Turnpike
                   Fairfield, CT 06431

D.C. Calhoun       General Electric Company                            Senior Vice President -
                   1 Neumann Way                                       GE Aircraft Engines
                   Cincinnati, OH  05215

J.P. Campbell      General Electric Company                            Vice President -
                   Appliance Park                                      GE Appliances
                   Louisville, KY 40225

W.J. Conaty        General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                Human Resources
                   Fairfield, CT 06431

D.D. Dammerman     General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

S. C. Donnelly     General Electric Company                            Senior Vice President -
                   One Research Circle                                 Corporate Research
                   Niskayuna, NY  12309                                and Development

M. J. Espe         General Electric Company                            Senior Vice President -
                   Nela Park                                           GE Lighting
                   Cleveland, OH 44112

Y. Fujimori        General Electric Company                            Senior Vice President -
                   1 Plastics Avenue                                   GE Plastics
                   Pittsfield, MA 01201

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
B.W. Heineman, Jr. General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                General Counsel and Secretary
                   Fairfield, CT 06431

J.M. Hogan         General Electric Company                            Senior Vice President -
                   P.O. Box 414                                        GE Medical Systems
                   Milwaukee, WI 53201

J. Krenicki, Jr.   General Electric Company                            Vice President -
                   2901 East Lake Road                                 GE Transportation Systems
                   Erie, PA  16531

R.W. Nelson        General Electric Company                            Vice President -
                   3135 Easton Turnpike                                Corporate Financial Planning
                   Fairfield, CT 06431                                 and Analysis

G.M. Reiner        General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                Chief Information Officer
                   Fairfield, CT 06431

J. G. Rice         General Electric Company                            Senior Vice President -
                   1 River Road                                        GE Power Systems
                   Schenectady, NY 12345

G.L. Rogers        General Electric Company                            Vice Chairman of the Board
                   3135 Easton Turnpike                                and Executive Officer
                   Fairfield, CT 06431

K.S. Sherin        General Electric Company                            Senior Vice President - Finance
                   3135 Easton Turnpike                                and Chief Financial Officer
                   Fairfield, CT 06431

L.G. Trotter       General Electric Company                            Senior Vice President -
                   41 Woodford Avenue                                  GE Industrial Systems
                   Plainville, CT 06062

             GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS (Continued)

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
W. A. Woodburn     General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                GE Specialty Materials
                   Fairfield, CT 06431

R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company,
                                                                       Inc.

                                   Citizenship

                   Yoshiaki Fujimori                                   Japan
                   All Others                                          U.S.A.

                                                                      SCHEDULE B

             Additional Information Concerning the Reporting Persons

                       NATIONAL BROADCASTING COMPANY, INC.

                                    DIRECTORS

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
S.S. Cathcart      222 Wisconsin Avenue                                Retired Chairman,
                   Suite 103                                           Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

P. Fresco          Fiat SpA                                            Chairman of the Board,
                   via Nizza 250                                       Fiat SpA
                   10126 Torino, Italy

A. M. Fudge        4 Lowlyn Road                                       Former Executive Vice President
                   Westport, CT  06880                                 Kraft Foods, Inc.

J. R. Immelt       General Electric Company                            Chairman of the Board
                   3135 Easton Turnpike                                and Chief Executive
                   Fairfield, CT 06431                                 Officer, General Electric
                                                                       Company

A. Jung            Avon Products, Inc.                                 President and Chief
                   1345 Avenue of the Americas                         Executive Officer,
                   New York, NY  10105                                 Avon Products, Inc.

K.G. Langone       Invemed Associates, Inc.                            Chairman, President and Chief
                   375 Park Avenue                                     Executive Officer,
                   New York, NY  10152                                 Invemed Associates, Inc.

R.B. Lazarus       Ogilvy & Mather Worldwide                           Chairman and Chief
                   309 West 49th Street                                Executive Officer
                   New York, NY 10019-7316

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
S.G. McNealy       Sun Microsystems, Inc.                              Chairman, President and Chief
                   901 San Antonio Road                                Executive Officer,
                   Palo Alto, CA 94303-4900                            Sun Microsystems, Inc.

G.G. Michelson     Federated Department Stores                         Former Member of the
                   151 West 34th Street                                Board of Directors,
                   New York, NY 10001                                  Federated Department
                                                                       Stores

S. Nunn            King & Spalding                                     Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

R.S. Penske        Penske Corporation                                  Chairman of the Board
                   13400 Outer Drive, West                             and President, Penske
                   Detroit, MI 48239-4001                              Corporation

F.H.T. Rhodes      Cornell University                                  President Emeritus,
                   3104 Snee Building                                  Cornell University
                   Ithaca, NY 14853

G. L. Rogers       General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company

A.C. Sigler        Champion International                              Retired Chairman of the
                   Corporation                                         Board and CEO
                   1 Champion Plaza                                    and former Director,
                   Stamford, CT 06921                                  Champion International
                                                                       Corporation

D.A. Warner III    J. P. Morgan Chase & Co.,                           Chairman of the Board
                   270 Park Avenue                                     The Chase Manhattan Bank and
                   New York, NY 10017-2070                             Morgan Guaranty Trust Co. of New York

R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.

                                       Citizenship
                                       -----------
                                P. Fresco                        Italy
                                Andrea Jung                      Canada
                                All Others                       U.S.A.

                       NATIONAL BROADCASTING COMPANY, INC

                               EXECUTIVE OFFICERS

                   PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
J.R. Immelt        General Electric Company                            Chairman of the Board and
                   3135 Easton Turnpike                                Chief Executive Officer
                   Fairfield, CT 06431

R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,

M. W. Begor        National Broadcasting Company, Inc.                 Executive Vice President/
                   30 Rockefeller Plaza                                Chief Financial Officer/
                   New York, NY  10112                                 Treasurer

W. L. Bolster      National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

R. Cotton          National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

D. Ebersol         National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

J. W. Eck          National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

R. A. Falco        National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

B. W. Heineman, Jr.General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                General Counsel and Secretary
                   Fairfield, CT 06431                                 General Electric Company

J. W. Ireland III  National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

A. R. Lack         National Broadcasting Company, Inc.                 President and Chief Operating
                   30 Rockefeller Plaza                                Officer
                   New York, NY  10112

                   PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
P. Madison         National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

S. Sassa           National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

E. J. Scanlon      National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

N. Shapiro         National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

P. Thomas-Graham   National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

L. Tu              National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

M. Yudkovitz       National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

D. Zaslav          National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

J. Zucker          National Broadcasting Company, Inc.                 Executive Vice President
                   30 Rockefeller Plaza
                   New York, NY  10112

                                                                      SCHEDULE C

             Additional Information Concerning the Reporting Persons

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                    DIRECTORS

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
S.S. Cathcart      222 Wisconsin Avenue                                Retired Chairman,
                   Suite 103                                           Illinois Tool Works
                   Lake Forest, IL 60045

D.D. Dammerman     General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company; Chairman,
                                                                       General Electric Capital
                                                                       Services, Inc.

P. Fresco          Fiat SpA                                            Chairman of the Board,
                   via Nizza 250                                       Fiat SpA
                   10126 Torino, Italy

A. M. Fudge        4 Lowlyn Road                                       Former Executive Vice President
                   Westport, CT  06880                                 Kraft Foods, Inc.

J. R. Immelt       General Electric Company                            Chairman of the Board
                   3135 Easton Turnpike                                and Chief Executive
                   Fairfield, CT 06431                                 Officer, General Electric
                                                                       Company

A. Jung            Avon Products, Inc.                                 President and Chief
                   1345 Avenue of the Americas                         Executive Officer,
                   New York, NY  10105                                 Avon Products, Inc.

K.G. Langone       Invemed Associates, Inc.                            Chairman, President and Chief
                   375 Park Avenue                                     Executive Officer,
                   New York, NY  10152                                 Invemed Associates, Inc.

R.B. Lazarus       Ogilvy & Mather Worldwide                           Chairman and Chief
                   309 West 49th Street                                Executive Officer
                   New York, NY 10019-7316

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
S.G. McNealy       Sun Microsystems, Inc.                              Chairman, President and Chief
                   901 San Antonio Road                                Executive Officer,
                   Palo Alto, CA 94303-4900                            Sun Microsystems, Inc.

G.G. Michelson     Federated Department Stores                         Former Member of the
                   151 West 34th Street                                Board of Directors,
                   New York, NY 10001                                  Federated Department
                                                                       Stores

S. Nunn            King & Spalding                                     Partner, King & Spalding
                   191 Peachtree Street, N.E.
                   Atlanta, Georgia 30303

R.S. Penske        Penske Corporation                                  Chairman of the Board
                   13400 Outer Drive, West                             and President, Penske
                   Detroit, MI 48239-4001                              Corporation

F.H.T. Rhodes      Cornell University                                  President Emeritus,
                   3104 Snee Building                                  Cornell University
                   Ithaca, NY 14853

G. L. Rogers       General Electric Company                            Vice Chairman of the Board and
                   3135 Easton Turnpike                                Executive Officer, General
                   Fairfield, CT 06431                                 Electric Company

A.C. Sigler        Champion International                              Retired Chairman of the
                   Corporation                                         Board and CEO
                   1 Champion Plaza                                    and former Director,
                   Stamford, CT 06921                                  Champion International
                                                                       Corporation

D.A. Warner III    J. P. Morgan Chase & Co.,                           Chairman of the Board
                   The Chase Manhattan Bank and
                   Morgan Guaranty Trust Co. of New York
                   270 Park Avenue
                   New York, NY 10017-2070

R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.

                                   Citizenship

                              P. Fresco                      Italy
                              Andrea Jung                    Canada
                              All Others                     U.S.A.

                   NATIONAL BROADCASTING COMPANY HOLDING, INC.

                               EXECUTIVE OFFICERS

                   PRESENT                                             PRESENT
NAME               BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----               ----------------                                    --------------------
M. W. Begor        National Broadcasting Company, Inc.                 Executive Vice President/
                   30 Rockefeller Plaza                                Chief Financial Officer/
                   New York, NY  10112                                 Treasurer

B. W. Heineman, Jr.General Electric Company                            Senior Vice President -
                   3135 Easton Turnpike                                General Counsel and Secretary
                   Fairfield, CT 06431                                 General Electric Company

A. R. Lack         National Broadcasting Company, Inc.                 President and Chief Operating
                   30 Rockefeller Plaza                                Officer
                   New York, NY  10112

R. C. Wright       National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                   30 Rockefeller Plaza                                Executive Officer, General
                   New York, NY  10112                                 Electric Company; Chairman
                                                                       and Chief Executive Officer,
                                                                       National Broadcasting Company, Inc.

                                                                      SCHEDULE D

             Additional Information Concerning the Reporting Persons

NBC-Rainbow Holding, Inc.

Directors:        Mark W. Begor
                  Lawrence P. Tu
                  David M. Zaslav

Officers:         President                 David M. Zaslav
                  Vice President            Mark W. Begor
                  Treasurer                 Mark W. Begor
                  Asst Treasurer            Brian O'Leary
                  Secretary                 Lawrence P. Tu
                  Asst Secretary            Elizabeth A. Newell

Addresses for all officers and directors except Zaslav:
         National Broadcasting Company, Inc
         30 Rockefeller Plaza
         New York, NY  10112

Address for David M. Zaslav:
         NBC Cable
         2200 Fletcher Avenue
         Fort Lee, NJ 07024

                    EXHIBIT INDEX

Exhibit No.    Description

       1       Stockholders' Agreement, entered into as of October 6, 2000, by and among Cablevision Systems Corporation, CSC Holdings, Inc.,
               National Broadcasting Company, Inc. and NBC-Rainbow Holding, Inc.
               (Incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of Cablevision Systems Corporation for the Year
               Ended December 31, 2000)

       2       Registration Rights Agreement, dated as of October 6, 2000, between Cablevision Systems Corporation and NBC-Rainbow Holding,
               Inc. (Incorporated by reference to Exhibit 10.43 to the Annual
               Report on Form 10-K of Cablevision Systems Corporation for the
               Year Ended December 31, 2000)

       3       Amended and Restated Certificate of Incorporation of Cablevision
               Systems Corporation (Incorporated by reference to Annex 2 to the
               Proxy Statement, dated October 10, 2000, as supplemented, of
               Cablevision Systems Corporation)

       4       Joint Filing Agreement, dated as of October __, 2001, by and between General Electric Company, National Broadcasting Company,
               Inc., National Broadcasting Company Holding, Inc. and NBC-Rainbow
               Holding, Inc.

Exhibit 4

JOINT FILING AGREEMENT

We, the signatories of the statement on Schedule 13D to which this Agreement is attached, hereby agree that such statement is, and any amendments thereto filed by any of us will be, filed on behalf of each of us.

October 16, 2001	GENERAL ELECTRIC COMPANY By: /s/ Robert E. Healing Name: Robert E. Healing Title: Corporate Counsel
October 16, 2001	NATIONAL BROADCASTING COMPANY, INC. By: /s/ Elizabeth A. Newell Name: Elizabeth A. Newell Title: Assistant Secretary
October 16, 2001	NATIONAL BROADCASTING COMPANY HOLDING, INC. By: /s/ Elizabeth A. Newell Name: Elizabeth A. Newell Title: Assistant Secretary
October 16, 2001	NBC-RAINBOW HOLDING, INC. By: /s/ Elizabeth A. Newell Name: Elizabeth A. Newell Title: Assistant Secretary